February 10, 2026

Curtis C. Griffith
Chief Executive Officer
South Plains Financial, Inc.
5219 City Bank Parkway
Lubbock, TX

        Re: South Plains Financial, Inc.
            Registration Statement on Form S-4
            Filed January 30, 2026
            File No. 333-293068
Dear Curtis C. Griffith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Heather Eastep, Esq.